AUTO HOME LOCK, INC.

Nevada - USA

Phone: 775-321-8215

www.autohomelock.com

Fax: 775-227-2504

raul@autohomelock.com

September 1, 2011

Russell Mancuso

Division of Corporation Finance

Telephone Number: 202. 551.3528

Fax Number: 703.831.6985

Re:

Auto Home Lock, Inc.

Registration Statement on form S-1

Filed July 26, 2011

File No. 333-175792

Dear Mr. Mancuso:

Thank you for your letter dated August 22, 2011. Regarding your comments, please find in the following pages the answers for the comments.

General

1. It appears from your disclosure that you may be a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that since inception, you have not generated any revenues, you do not appear to have any written agreements to provide products or services to any party, you do not appear to have any dedicated full-time or part-time employees and, although you have presented a plan of operation, you have no website. We also note that you have only issued penny stock, and only to one person. Please tell us why you believe that you are not a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

Unlike a blank check Company Auto Home Lock, Inc. has a specific business plan and purpose. Auto Home Lock, Inc. has no plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, as per statement on second paragraph from the bottom of page 9. We have amended the last paragraph on page 7 to state that we have not yet developed our website because we will need to have our product on its last stage of development so we can post video instructions on how to use and installation.

Prospectus Cover Page

2. Revise here and the summary to disclose that you do not expect to be able to execute your business plan unless you raise at least [________] in this offering.

We have added in the 6th paragraph on page 3, in the 2nd paragraph from the bottom of page 8 and in the 4thparagraph (considering the incomplete paragraph as the first one) on page 27 that: “We do not expect to be able to execute our business plan unless we raise at least $30,000 (50% of the shares offered) in this offering. There is no minimum number of shares that must be sold but the Company will use its best efforts to sell the securities offered. The Company will retain the proceeds from the sale of any of the offered shares.”

Summary, page 7

3. Revise to clearly describe how you intend to generate revenues. In this respect, clarify here and in the business section what you expect your product or service to be. Do you intend to sell a product, such as an installed locking system, or a service, such as the installation of the locking system? Also, will your customers be end users or insurance companies/alarm companies.

We have amended our disclosure on the Summary (pages 7 and 8) and in the 1st,, 4th and last paragraphs (considering the incomplete paragraph as the first one) on page 28 and on the 1st, 2nd and 5th paragraph (considering the incomplete paragraph as the first one) on page 29 to clarify what we expect our product to be, that we intend to generate revenues though the sale of our product. The partnerships with house insurance, alarming and surveillance companies will be part of our marketing strategies.

4. Please revise to disclose the duration and cost to (i) complete development and testing of the prototype that you reference on page 7 and (ii) commence commercial sale of your product. If the maximum amount raised in this offering is insufficient to cover these costs, please disclose the amount of the shortfall and how you intend to acquire sufficient funding.

We have amended our prospectus in the 2nd, 3rd, 4th, 5th and 6th paragraphs on page 8 and in the last three paragraphs on page 26 and on the first three paragraphs on page 27(considering the incomplete paragraph as the first one) to express that we expect to have our prototype ready for testing by the eight month and have our product tested and finalized by the tenth month after we have raised enough cash and started implementing our business plan. The expected cost for our Product development is $25,000. We plan to have our first batch ready for sale by the end of the twelfth month after we have started the implementation of our Business Plan. The expected amount to be used for the production of the first batch is $10,000.

AHL believes that the ideal amount to successfully implement our Business Plan is $60,000 (100% of the offered shares), but it would still be possible to implement our Business Plan with $30,000 (50% of the offered shares) with some compromises. If we are unable to raise enough funds through this offering, the Company would have to seek additional capital through debt or equity.

5. Please reconcile your disclosure in the sixth paragraph on page 7 that you will search for partnerships after developing and testing your product with your disclosure in the table on page 16 which appears to indicate that you would spend funds on negotiating these contracts even though product development and testing is not complete.

We have amended our statement in the first incomplete paragraph on page 8 and in the first incomplete paragraph of page 28 to state that on the final stage of development of our product, our Company intends to search for these partnerships when we are close to a final product and we will possible have a prototype for testing.

6. Please revise your disclosure in the first paragraph on page 8 to clarify whether the $10,007 in anticipated costs is inclusive or exclusive of the $5,937 in current liabilities.

We have amended our costs related to this offering, consistently with response to your question 22, from $10,007 to $7,007. We have stated, in the first paragraph on page 9, that: The Company currently has liabilities of $5,937, represented by expenses accrued during its start-up ($4,500 related to accounting expenses and $1,437 related to incorporation costs). In addition, the Company anticipates incurring costs associated with this offering totalling approximately $7,007, represented by SEC filing fee ($7), legal ($1,500), accounting ($4,500, included in the $5,937 liabilities shown above), transfer agent and printing costs.($1,000).

7. Please also revise the fifth paragraph to disclose the estimated cost of meeting all financial obligations for the next twelve months and the amount you expect you will need to become operational. In addition, disclose whether you have investigated Mr. Pinheiro's financial position to determine whether he is able to satisfy his commitment to fund obligations if insufficient moneys are raised in this offering.

We have stated in the 4th paragraph on page 9, that: We estimate that we’ll need $7.007 to pay for our financial obligations related to this offering for the next 12 months. We estimate that we will need at least $30,000 (including the $7.007) to be able to develop our product and start generating revenues. Our officer and director has committed to advancing funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $10,000).

8. Please revise the penultimate paragraph on page 8 to disclose whether you are a "shell company" as defined in Rule 405.

We have revised the 2nd paragraph from the bottom of page 9 to disclose that we are a shell company as defined in Rule 405, because we are a company with nominal operations and we have assets consisting solely of cash and cash equivalents.

9. It appears that you have not sought patent or other intellectual property rights in connection with your locking system. Please include a risk factor to this effect.

We have included a Risk Factor on page 15 as per your request.

10. Please add a risk factor, and also amend your summary and business discussions, to address the fact that potential end users may need to replace all of the doors on their house to implement your planned locking system, or tell us why this is not the case.

We have added this risk factor on page 17 as per your comment. We have also included an extra paragraph on page 7 (2nd from the bottom of the page) and on page 28 (4th paragraph, considering the incomplete paragraph as the first one).

11. Please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws, in light of your sole officer and director's location outside the United States.

We have included an appropriate risk factor disclosure on page 16 concerning the ability of shareholders to enforce their legal rights under United States securities laws.

12. Please include a risk factor, as applicable, concerning your chief financial officer's/chief accounting officer's lack of a professional background in accounting or finance; include in your risk factor, to the extent appropriate, the risks you may face in establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13aI5(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and I5d-15(f)).

We have included this risk factor on page 16. We have also amended the 3rd paragraph under the table on page 45.

We may require additional financing ... , page 11

13. Please quantify the amount of additional funds you will require.

We have stated in the 5th and 6th paragraphs (considering the incomplete paragraph as the first one) on page 8 and in 2nd and 3rd paragraphs (also considering the incomplete paragraph as the first one) on page 27 that: AHL believes that the ideal amount to successfully implement our Business Plan is $60,000 (100% of the offered shares), but it would still be possible to implement our Business Plan with $30,000 (50% of the offered shares) with some compromises.

If we are unable to raise enough funds through this offering, the Company would have to seek additional capital through debt or equity.

Our auditors have issued ... , page 11

14. Your disclosure here and on page 41 suggests that Mr. Pinheiro may not loan funds sufficient to meet your reporting obligations for the next twelve months. Please reconcile this disclosure with your disclosures on pages 8 and 17 which indicate that he has committed to providing this funding.

We have reconciled our disclosure to indicate that Mr. Pinheiro is committed to provide funds (up to $10,000 for the next 12 months) to meet our reporting obligations.

Dilution, page 18

15. Your post offering net tangible book value should be calculated by adding net offering proceeds, as opposed to gross offering proceeds, to your May 31, 2011 historical net tangible book value. Please revise your disclosures accordingly. Refer to Item S06 of Regulation S-K.

We have amended our dilution table.

Description of Business, page 24

16. Revise to describe each step you plan to take to become operational through to revenue generation. In connection with this disclosure, provide estimated timelines and costs for each step, as well as sources of funds. Please also amend your summary, as appropriate, to disclose when you will take the actions you reference in your disclosure.

We have stated in the 2nd, 3rd and 4th paragraphs (considering the incomplete paragraph as the first one) on page 8 and in the three last paragraphs on page 26 that: we expect to have our prototype ready for testing by the eight month and have our product tested and finalized by the tenth month after we have raised enough cash and started implementing our business plan. The expected cost for our Product development is $25,000.

When our product is in its final stage of development, within the eighth and eleventh months after we have started our business plan, we intend to Contact and negotiate contracts with insurance, alarm and surveillance companies. The Company intends to have a Marketing campaign that shall start in the seventh to twelfth months after we have started our business plan.

We plan to have our first batch ready for sale by the end of the twelfth month after we have started the implementation of our Business Plan. The expected cost for our Sales and Marketing in $26,000 (contact and negotiations with insurance, alarm and surveillance companies $1,000; production of the initial batch $10,000; Marketing $15,000)

Financial Statements, page 28

17. We reference your disclosure on page 28 that you will provide audited financial statements to your stockholders on an annual basis prepared by an independent Certified Public Accountant. Please revise to clarify the involvement by the independent Certified Public Accountant and to clarify who prepares your financial statements. Please see the requirements in Rule 2-01 of Regulation S-X.

The Auditors are Seale & Beers CPAs, an independent registered public accounting firm and the accountant who prepares the financial statements is an independent Chartered Accountant, employed on a contract basis through his private firm.

18. Please update the financial statements when required by Rule 8-08 of Regulation S-X.

We have not updated our Financial Statements as it is not yet necessary.

Statement of Operations, page 32

19. Please provide us your computation of the weighted average number of shares and of the loss per common share.

We have amended our Financial Statements as there was a typo during the edgarization process that removed the Basic and Diluted Loss per Common Share completely.  It should have been (0.01) on the original Statement of Operations.

The Weighted Average calculation is 5,000,000 shares x 6 days = 30,000,000 divided by 27 days in the period = 1,111,111.    The loss per common share is the Net Loss of $5,986 divided by 1,111,111 = $0.01.

Note 2. Property, page 35

20. We reference the disclosure that the company does not own or rent any property and that your offices are provided for no charge by the president. Please revise to clarify how these amounts are recorded in your financial statements.

There is no recognition in the financial statements of the benefit of a free office, as the offices are located within the president’s residence.  The accountant who prepares the financial statements, and who does use his facilities and computers etc., includes that overhead in his charges for accounting work.

Note 3. Going Concern, page 37

21. Please expand your disclosures to address management's viable plans to overcome the financial difficulties. Please disclose your specific plan of operations, the expected time frame for the development of your products and services, necessary funding, and planned source of this funding. Please also discuss the company's ability or inability to generate sufficient cash to support operations for the next twelve months. For guidance, see Section 607.02 of the Financial Reporting Codification. Please also provide a similar discussion in the Capital Resources and Liquidity Section of your MD&A.

We have included, as the last paragraph, on page 43: the Company is presenting this offering in order to raise capital. The company will fail if funds are not either raised in this offering or by loans, either from the President or from other interested parties. If we are unable to raise enough funds through this offering, the Company would have to seek additional capital through debt or equity.

Mr. Pinheiro is committed to provide funds (up to $10,000 for the next 12 months) to meet our report obligations.

Other Expenses of Issuance and Distribution, page 46

22. We note your disclosure on page 17 that the $7,500 in audit fees covers audits required for the next twelve months. Please revise to disclose only the expenses used in connection with the issuance and distribution of the securities in this offering. Please refer to Regulation S-K, Item 511.

We have amended our prospectus on the table on page 49 and on our use of proceeds on page 18 to disclose only the expenses used in connection with the issuance and distribution of the securities in this offering.

Undertakings, page 48

23. Please revise your undertakings to ensure that they all apply to your offering and that internal references are consistent with the numbering of this section.

We have revised our Undertakings on page 51.

Exhibits

24. Please file the subscription agreement for this offering as an exhibit to the registration statement.

We have filed the subscription agreement for this offering as exhibit 20.

Exhibit 23

25. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We have provided a currently dated and signed consent from our independent accountants.

Sincerely yours,

s/ Raul Goncalves Pinheiro

Raul Goncalves Pinheiro

President

Auto Home Lock, Inc.